ATCO
GROUP

Corporate Office

04035160

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED JUN 03 2004 WASH, D.C. 181

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- French Interim Financial Statements, period ended March 31, 2004, Filed May 21st, 2004
- French MD&A for the period ended March 31, 2004, Filed May 21st, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744

CANADIAN UTILITIES LIMITED
Une société d' ***ATCO***

RAPPORT DE GESTION

TRIMESTRE TERMINÉ LE 31 MARS 2004

CANADIAN UTILITIES LIMITED

RAPPORT DE GESTION

Le présent rapport de gestion de Canadian Utilities (la « société ») doit être lu à la lumière des états financiers intermédiaires comparatifs non vérifiés de la société pour le trimestre terminé le 31 mars 2004 et des états financiers comparatifs vérifiés et du rapport de gestion de l'exercice terminé le 31 décembre 2003 (le « rapport de gestion 2003 »). L'information présentée dans le rapport de gestion 2003 non reprise dans le présent document est demeurée substantiellement la même. Des informations supplémentaires sur la société, y compris la notice annuelle de la société, sont accessibles sur SEDAR au www.sedar.com.

ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans le présent rapport de gestion sont des énoncés prospectifs. Ceux-ci contiennent généralement des expressions comme « s'attendre », « planifier », « estimer », « prévoir », « peuvent », « seront », « a l'intention », « devraient » et d'autres encore. Ces énoncés sont soumis à des risques connus et inconnus, à des incertitudes ainsi qu'à d'autres facteurs qui pourraient faire en sorte que les résultats réels diffèrent considérablement des énoncés prospectifs. De l'avis de la direction, les prévisions formulées dans les énoncés prospectifs sont raisonnables. Toutefois, il n'est pas possible de déterminer si ces prévisions s'avéreront. C'est pourquoi il ne faut pas se fier outre mesure à ces énoncés prospectifs.

Plus particulièrement, le présent rapport de gestion contient des énoncés prospectifs concernant les obligations d'achat, les dépenses en immobilisations prévues, les dates d'achèvement prévues, les coûts de construction de grands projets, l'incidence des changements apportés à la réglementation gouvernementale ainsi que la capacité de production non réglementée faisant l'objet d'engagements à long terme. Les résultats réels de la société pourraient différer considérablement de ceux qui sont prévus dans ces énoncés prospectifs par suite de décisions réglementaires, de la concurrence dans le secteur dans lequel la société exerce ses activités, de la conjoncture ainsi que d'autres facteurs qui échappent à la volonté de la société.

ACTIVITÉS DE LA SOCIÉTÉ

Les états financiers de la société regroupent les comptes des quatre groupes suivants : Services publics, Production d'électricité, Services logistiques et énergétiques, et Technologies. Pour les besoins de la présentation de l'information financière, le groupe des Technologies a été comptabilisé sous Technologies et autres groupes d'activité, tandis que les activités générales de la société sont comptabilisées sous Activités non sectorielles (se reporter à la note 7 afférente aux états financiers comparatifs). Les opérations intersectorielles sont éliminées de toutes les informations financières consolidées de la société.

RÉSULTATS D'EXPLOITATION

Les principaux facteurs ayant fait varier les produits trimestriels sont :
- les fluctuations des prix de l'électricité (se reporter à Production d'électricité);
- les variations de températures (se reporter à Services publics);
- les fluctuations des prix du gaz naturel (se reporter à Production d'électricité);
- les dates des décisions tarifaires (se reporter à Services publics et à Services logistiques et énergétiques).

Les principaux facteurs ayant influé sur les résultats trimestriels sont :
- les fluctuations des prix de l'électricité et du différentiel s'y rapportant en Alberta pour ATCO Power (se reporter à Production d'électricité);
- les variations de températures (se reporter à Services publics);
- les dates des décisions tarifaires (se reporter à Services publics et à Services logistiques et énergétiques).

Résultats consolidés

Les produits et le bénéfice attribuable aux actions de catégorie A sans droit de vote (« actions de catégorie A ») et aux actions ordinaires de catégorie B (« actions de catégorie B ») ainsi que le résultat et le résultat dilué par action de catégorie A et par action de catégorie B s'établissent comme suit :

	Trimestres terminés les 31 mars	
	2004	2003
	(en millions de dollars, sauf les données par action) *(non vérifiés)*	
Produits d'exploitation	**1 185,9**	1 372,2
Bénéfice attribuable aux actions de catégorie A et actions de catégorie B [1) 2) 3)]	**74,5**	85,9
Résultat par action de catégorie A et action de catégorie B [1) 2)]	**1,17**	1,35
Résultat dilué par action de catégorie A et action de catégorie B [1) 2)]	**1,16**	1,34

Nota :

1) *Il n'y a eu ni activités abandonnées, ni éléments extraordinaires au cours de ces périodes.*
2) *Compte tenu du caractère saisonnier des activités de la société, des variations des prix de l'électricité en Alberta et des dates auxquelles sont prises les décisions tarifaires, le bénéfice inscrit pour un trimestre n'est pas forcément représentatif des résultats de l'ensemble de l'exercice.*
3) *Le bénéfice de 2003 attribuable aux actions de catégorie A et actions de catégorie B a été retraité en vue de refléter rétroactivement la nouvelle méthode de constatation des obligations liées à la mise hors service d'immobilisations corporelles et des options sur actions.*
4) *Les données ci-dessus ont été établies selon les principes comptables généralement reconnus du Canada. La monnaie de présentation des états financiers est le dollar canadien.*

Les produits du trimestre terminé le 31 mars 2004 ont décru de 186,3 M$ pour se fixer à 1,185.9 M$, par suite surtout de :

- la baisse des prix touchés en retour de l'électricité vendue à l'Alberta Electric System Operator (« AESO ») par ATCO Power;
- la baisse des prix du gaz naturel et de l'électricité achetés « sans marge » pour le compte de clients par ATCO Gas et ATCO Electric;
- la baisse des prix du gaz naturel acheté pour le compte de clients d'ATCO Midstream;
- l'incidence négative de la décision rendue par l'Alberta Energy and Utilities Board (« AEUB ») relativement à la demande générale de hausse tarifaire de 2003-2004 pour ATCO Electric, laquelle a eu pour effet de réduire à 9,4 % le rendement du capital-actions ordinaire d'ATCO Electric, et à 32 % le ratio du capital-actions ordinaire pour les activités de transport et à 35 % pour les activités de distribution. Ces réductions du ratio du capital-actions ont diminué de 83,0 M$ le capital-actions sur lequel ATCO Electric est autorisé à toucher un rendement (« décision d'ATCO Electric »);
- l'incidence négative de la décision rendue par l'AEUB relativement à la demande générale de hausse tarifaire de 2003-2004 pour ATCO Pipelines laquelle a eu pour effet de réduire à 9,5 % et à 43,5 % respectivement le rendement et le ratio du capital-actions ordinaire d'ATCO Pipelines. Cette réduction du ratio du capital-actions a diminué de 10,6 M$ le capital-actions sur lequel ATCO Pipelines est autorisée à toucher un rendement (« décision d'ATCO Pipelines »);
- l'expiration, en septembre 2003, du contrat conclu par ATCO Frontec avec le ministère de la Défense nationale pour la fourniture de services de soutien à six installations de maintien de la paix en Bosnie-Herzégovine (le « contrat des Balkans »);
- le réchauffement des températures pour ATCO Gas pour le trimestre terminé le 31 mars 2004, températures qui ont été de 1,0 % supérieures à la normale, comparativement à 7,0 % inférieures à la normale pour la période correspondante de 2003.

Le bénéfice attribuable aux actions de catégorie A et actions de catégorie B pour le trimestre terminé le 31 mars 2004 a régressé de 11,4 M$ (0,18 $ par action) pour s'établir à 74,5 M$ (1,17 $ par action), par suite surtout de :

- la diminution de 56 % (6,2 M$) du bénéfice d'ATCO Power ayant découlé de la baisse des prix de l'électricité vendue à l'AESO et du différentiel s'y rapportant (défini plus loin sous Production d'électricité);
- l'incidence négative de la décision d'ATCO Electric et de la décision d'ATCO Pipelines;
- le réchauffement des températures pour ATCO Gas;
- l'augmentation de la charge liée au titre des droits à la plus-value des actions par suite de la hausse du cours des actions de catégorie A de Canadian Utilities Limited et des actions de catégorie I sans droit de vote d'ATCO Ltd. (« cours des actions ») depuis le 31 décembre 2003;
- l'augmentation des dividendes sur les actions privilégiées, déduction faite du revenu de placement, par suite de l'émission, en avril 2003, d'actions privilégiées de second rang, rachetables, à dividende cumulatif de 6,00 %, série X (les « actions privilégiées de série X ») totalisant 150,0 M$.

Cette diminution a été partiellement contrebalancée par :

- la modeste incidence positive de la décision de l'AEUB relative à la demande générale de hausse tarifaire de 2003-2004 pour ATCO Gas, qui a eu pour effet de faire augmenter à 9,5 % le rendement du capital-actions ordinaire d'ATCO Gas (« décision ATCO Gas »);
- la baisse des taux d'imposition des bénéfices en Alberta;
- l'amélioration du bénéfice tiré des activités d'ATCO Power en Australie.

Les frais et charges (approvisionnement en gaz naturel, achat d'électricité, exploitation et entretien, vente et administration et droits de franchise) du trimestre terminé le 31 mars 2004 ont baissé de 175,3 M$ pour se fixer à 934,5 M$, par suite surtout de :

- la baisse des frais d'approvisionnement en gaz naturel et des coûts d'achat d'électricité;
- la baisse des frais d'exploitation et d'entretien d'ATCO Frontec à l'expiration du contrat des Balkans;
- la baisse des charges liées au combustible dans les centrales albertaines d'ATCO Power.

Cette diminution a été partiellement contrebalancée par :

- la hausse des frais de vente et d'administration liés à l'incidence de la décision d'ATCO Gas;
- l'augmentation de la charge au titre des droits à la plus-value des actions par suite de la hausse du cours des actions depuis le 31 décembre 2003.

L'amortissement inscrit pour le trimestre terminé le 31 mars 2004 a augmenté de 5,2 M$ pour s'établir à 76,0 M$, par suite surtout :

- des nouvelles immobilisations acquises en 2004 et 2003.

Les intérêts débiteurs pour le trimestre terminé le 31 mars 2004, en hausse de 2,8 M$, se chiffrent à 50,6 M$, par suite surtout :

- des intérêts sur les emprunts sans recours destinés aux nouvelles centrales d'Oldman River et de Scotford mises en service par ATCO Power en septembre et décembre 2003, respectivement.

Les intérêts créditeurs et autres produits du trimestre terminé le 31 mars 2004, en hausse de 0,6 M$, pour totaliser 6,1 M$, par suite surtout de :

- l'augmentation des intérêts gagnés sur des soldes de trésorerie plus élevés.

Cette augmentation a été partiellement annulée par :

- la baisse des taux d'intérêt.

Les impôts sur les bénéfices du trimestre terminé le 31 mars 2004 ont régressé de 9,2 M$ pour se fixer à 47,5 M$, par suite surtout de :

- la baisse des bénéfices;
- la baisse des taux d'imposition des bénéfices.

Les dividendes sur les actions privilégiées pour le trimestre terminé le 31 mars 2004 se sont accrus de 2,2 M$ pour se chiffrer à 8,9 M$ par suite :

- de l'émission en avril 2003 des actions privilégiées de série X.

Les produits et bénéfices des activités sectorielles attribuables aux actions de catégorie A et de catégorie B pour le trimestre terminé le 31 mars 2004 s'établissent comme suit :

Secteur	Trimestres terminés les 31 mars			
	Produits		Bénéfices	
	2004	2003	**2004**	2003
	(en millions de dollars) *(non vérifiés)*			
Services publics	**862,8**	1 006,6	**43,8**	43,8
Production d'électricité [1]	**164,7**	180,3	**18,6**	24,2
Services logistiques et énergétiques	**305,5**	367,6	**13,0**	14,3
Technologies et autres groupes d'activité	**30,7**	26,3	**3,7**	2,7
Activités non sectorielles	**2,8**	2,8	**(5,6)**	(0,5)
Éliminations intersectorielles	**(180,6)**	(211,4)	**1,0**	1,4
Total	**1 185,9**	1 372,2	**74,5**	85,9

Nota :
1) *Les bénéfices de 2003 ont été retraités en vue de refléter rétroactivement la nouvelle méthode de constatation des obligations liées à la mise hors service d'immobilisations et des options sur actions.*

Services publics

Les produits tirés du groupe des services publics pour le trimestre terminé le 31 mars 2004 ont diminué de 143,8 M$ pour s'établir à 862.8 M$, par suite surtout des facteurs suivants :

- la baisse des prix du gaz naturel et de l'électricité achetés « sans marge » pour le compte des clients;
- l'incidence négative de la décision d'ATCO Electric;
- le réchauffement des températures pour ATCO Gas pour le trimestre terminé le 31 mars 2004, températures qui ont été de 1,0 % supérieures à la normale, comparativement à 7,0 % inférieures à la normale pour la période correspondante de 2003.

Cette diminution a été partiellement contrebalancée par :

- l'augmentation de la clientèle d'ATCO Gas;
- la modeste incidence positive de la décision d'ATCO Gas.

Le bénéfice du trimestre terminé le 31 mars 2004 reste inchangé, soit 43,8 M$. Se sont répercutés sur le bénéfice :

- le réchauffement des températures pour ATCO Gas;
- l'incidence négative de la décision d'ATCO Electric.

Ce résultat est la conséquence en partie de :

- l'augmentation du bénéfice lié à l'augmentation de la clientèle d'ATCO Gas;
- la modeste incidence positive de la décision d'ATCO Gas.

ATCO Gas et ATCO Pipelines travaillent de pair pour confirmer l'exactitude des déséquilibres historiques découlant du transport relatifs au compte des frais reportés liés au gaz naturel d'ATCO Gas. Dès que ce processus sera achevé, une demande pourra être déposée auprès de l'AEUB visant les ajustements devant être apportés au compte des frais reportés relatifs au gaz naturel.

Production d'électricité

Les produits tirés du groupe de la production d'électricité pour le trimestre terminé le 31 mars 2004 ont diminué de 15,6 M$ pour se fixer à 164.7 M$, par suite surtout :

- de la baisse des prix touchés par ATCO Power à la vente d'électricité à l'AESO.

Cette diminution a été partiellement contrebalancée par :

- la mise en service de la nouvelle centrale de 170 MW de Scotford en décembre 2003.

Le bénéfice pour le trimestre terminé le 31 mars 2004 a baissé de 5,6 M$ pour s'établir à 18,6 M$, par suite surtout :

- de la diminution de 56 % (6,2 M$) du bénéfice d'ATCO Power découlant lui-même de la baisse des prix de l'électricité vendue à l'AESO et du différentiel qui y est relié (voir définition plus bas).

  Le prix de l'électricité de l'AESO au trimestre terminé le 31 mars 2004 se situe en moyenne à 48,81 $ le mégawatt-heure, comparativement à un prix moyen de 83,94 $ le mégawatt-heure pour la période correspondante de 2003. Le prix du gaz naturel pour le trimestre terminé le 31 mars 2004 s'est fixé en moyenne à 6,08 $ le gigajoule, comparativement à un prix moyen de 7,76 $ le gigajoule pour la période correspondante de 2003. Le prix relativement élevé du gaz naturel et le prix très bas de l'électricité ont abouti à un différentiel (défini plus bas) de 3,21 $ le mégawatt-heure pour le trimestre terminé le 31 mars 2004, contre 25,74 $ le mégawatt-heure pour la période correspondante de 2003.

  On définit le « différentiel » (*spark spread*) comme l'écart entre le prix de l'électricité de l'AESO et le coût marginal de production d'électricité à base de gaz naturel. D'un point de vue de capacité, l'incidence d'une quelconque variation de ce différentiel s'applique à environ 300 MW des centrales qu'ATCO Power possède en Alberta, sur une capacité totale de 1 100 MW.

Cette diminution a été partiellement contrebalancée par :

- la mise en service de la nouvelle centrale de 170 MW de Scotford en décembre 2003;
- la baisse des impôts sur les bénéfices;
- l'amélioration du bénéfice tiré des activités d'ATCO Power en Australie.

Au 31 mars 2004, la société enregistrait un solde de 51,4 M$ d'incitatifs reportés au titre de la disponibilité, soit 8,1 M$ de plus qu'au 31 décembre 2003 et 4,3 M$ de plus qu'au 31 mars 2003. Pour le trimestre terminé le 31 mars 2004, l'amortissement des incitatifs reportés au titre de la disponibilité, qui a été imputé aux résultats, a augmenté de 0,9 M$ pour se fixer à 1,9 M$.

Le 19 novembre 2002, un tribunal du Royaume-Uni a émis une ordonnance d'administration relativement à TXU Europe. Cette société avait conclu une entente d'exploitation à long terme visant 27,5 % de l'électricité produite par la centrale de Barking, une centrale londonienne de 1 000 MW dans laquelle la société détient une participation de 25,5 % par l'intermédiaire de Barking Power Limited. Barking Power Limited a déposé une réclamation auprès de l'administrateur et travaille avec celui-ci et avec les comités de créanciers en vue de liquider TXU Europe et de régler les réclamations. La centrale de Barking continuera de fournir 725 MW d'électricité en vertu de contrats à long terme. Les 275 MW d'électricité antérieurement fournis à TXU Europe sont vendus aux termes d'ententes bilatérales à court terme.

Une société de personnes formée d'ATCO Power, d'ATCO Resources et d'Ontario Power Generation veille à la construction et à l'exploitation de la centrale de Brighton Beach, une centrale thermique par cycle combiné de 580 MW sur le site de l'ancienne centrale de J.C. Keith, près de Windsor, en Ontario. La construction avance et l'exploitation commerciale devrait commencer au deuxième semestre de 2004.

Services logistiques et énergétiques

Les produits tirés du groupe des services logistiques et énergétiques pour le trimestre terminé le 31 mars 2004 ont baissé de 62,1 M$ pour s'établir à 305.5 M$, par suite surtout des facteurs suivants :

- la baisse des prix du gaz naturel acheté pour le compte des clients d'ATCO Midstream et des prix perçus sur les liquides de gaz naturel;
- l'incidence négative de la décision d'ATCO Pipelines et la baisse des volumes de gaz naturel achetés pour le compte des clients d'ATCO Pipelines, du fait du passage de contrats de vente à des contrats de services de transport;
- l'expiration, en septembre 2003, du contrat des Balkans d'ATCO Frontec.

Le bénéfice du trimestre terminé le 31 mars 2004 a reculé de 1,3 M$ pour s'établir à 13,0 M$, par suite surtout de :

- la baisse du bénéfice découlant de la réduction du chiffre d'affaires d'ATCO Frontec à l'expiration du contrat des Balkans;
- l'incidence négative de la décision d'ATCO Pipelines.

Technologies et autres groupes d'activité

Les produits tirés du groupe des technologies et autres groupes d'activité pour le trimestre terminé le 31 mars 2004 se sont accrus de 4,4 M$ pour se fixer à 30,7 M$, par suite surtout de :

- la hausse des activités commerciales de ATCO I-Tek;
- l'amorce des travaux d'ATCO I-Tek pour le compte de nouveaux clients.

Le bénéfice dégagé pour le trimestre terminé le 31 mars 2004 a augmenté de 1,0 M$ pour s'établir à 3,7 M$, par suite surtout :

- de la hausse des activités commerciales de ATCO I-Tek;
- des mesures de maîtrise des coûts.

Activités non sectorielles

Le résultat dégagé pour le trimestre terminé le 31 mars 2004 a baissé de 5,1 M$ pour se solder par une perte de 5,6 M$, liée notamment à :

- l'augmentation de la charge liée au titre des droits à la plus-value des actions par suite de la hausse du cours des actions depuis le 31 décembre 2003;
- l'augmentation des dividendes sur les actions privilégiées, déduction faite du revenu du placement, par suite de l'émission, en avril 2003, des actions privilégiées de série X .

Transfert des entreprises de détail

Le 4 mai 2004, ATCO Gas, ATCO Electric et Direct Energy Marketing Limited, filiale de Centrica plc, ont conclu un marché de transfert des entreprises de détail d'ATCO Gas et d'ATCO Electric à Direct Energy Marketing Limited et l'une de ses sociétés affiliées (collectivement « DEML »). Le marché avait déjà été annoncé en décembre 2002. Les modifications apportées à l'opération envisagée au départ, qui découlent principalement de modifications apportées à des lois en vigueur ainsi qu'à leur règlement d'application en 2003, prévoient entre autres un produit de 90 M$ (revu à la baisse par rapport aux 128 M$ prévus initialement), dont 45 M$ ont été versés au moment de la conclusion du marché et le reste devra être acquitté dans les 12 mois subséquents.

Au titre des divers accords passés dans le cadre du marché, ATCO Gas et ATCO Electric ont cédé à DEML certains services de détail, dont la fourniture de gaz naturel et d'électricité aux clients, ainsi que des services de facturation et d'assistance à la clientèle.

Si DEML devait manquer à tout ou partie de ses obligations au titre des services cédés, ATCO Gas et ATCO Electric seront tenues, en vertu des lois en vigueur, de reprendre ces services à leur charge sur une base intérimaire jusqu'à ce que DEML soit à nouveau à même de s'en acquitter. Dans certains cas prévus (notamment dans celui où DEML manquerait à son obligation de fournir du gaz naturel ou de l'électricité et qu'ATCO Gas et/ou ATCO Electric y seraient contraintes à sa place par l'AEUB), il y aura résiliation des accords avec DEML et

recouvrement des services par ATCO Gas et/ou ATCO Electric sans aucun remboursement du prix d'achat à DEML. Dans certaines circonstances, notamment si DEML se voit limitée ou interdite dans sa capacité d'exercer les services qui lui ont été cédés, ATCO Gas et ATCO Electric recouvreront ces services dans leur intégralité, et seule une part du prix d'achat sera remboursée à DEML en fonction du moment auquel se produira ce recouvrement.

Centrica plc, la société mère de DEML, a fourni une garantie de 300 M$ appuyée par une lettre de crédit de 235 M$ relativement aux obligations de DEML à l'égard d'ATCO Gas, d'ATCO Electric et d'ATCO I-Tek Business Services Ltd. en ce qui concerne la relation suivie envisagée dans le cadre des contrats de ce marché. La garantie et la lettre de crédit de Centrica prévoient des plafonds applicables à certaines catégories de réclamations, plafonds qui cessent de s'appliquer en cas de résiliation des accords. Si le montant pouvant être tiré au titre de la lettre de crédit devait à quelque moment que ce soit tomber en deçà de 200 M$, il y aura résiliation des accords avec DEML et recouvrement des services par ATCO Gas et ATCO Electric sans aucun remboursement du prix d'achat à DEML.

La société a fourni une garantie à l'égard des obligations de paiement et d'indemnisation d'ATCO Gas, d'ATCO Electric et d'ATCO I-Tek Business Services Ltd. dans le cadre de la relation suivie envisagé dans le cadre des contrats de ce marché.

Le 4 mai 2004, DEML a commencé la fourniture de gaz naturel et d'électricité aux tarifs réglementés à des particuliers, des exploitations agricoles et des PME dans les zones desservies jusque-là par ATCO Gas et ATCO Electric, et à facturer directement à ces clients l'approvisionnement en gaz et en électricité. Les produits d'exploitation qu'en tire la société ainsi que les frais qu'elle devra engager dans la fourniture de gaz naturel et dans l'achat d'électricité seront donc réduits en conséquence dans les périodes ultérieures. L'abandon de ces services n'aura aucune incidence sur les résultats financiers, étant donné que le gaz naturel et l'électricité ont toujours été vendus aux clients « sans marge ». Les effectifs actuels d'ATCO Gas et d'ATCO Electric ne devraient pas non plus varier de beaucoup dans la foulée de ce transfert. ATCO Gas et ATCO Electric continuent de détenir et d'exploiter les réseaux de distribution de gaz et d'électricité par lesquels cette énergie est amenée chez les consommateurs.

DEML a passé avec ATCO I-Tek Business Services Ltd. un marché de dix ans, entrant en vigueur le 4 mai 2004, relativement à la facturation et à la prestation continue de bons services d'assistance téléphonique à la clientèle. DEML peut, à son gré, résilier ce marché à son cinquième anniversaire moyennant paiement immédiat de frais de désistement, lesquels vont régressant jusqu'à l'échéance du contrat. Compte tenu de la clientèle et des niveaux de service actuels et des dix années de durée du contrat, on estime que le marché devrait avoir rapporté à terme des produits de l'ordre de 400 M$ à 500 M$.

ATCO Gas et ATCO Electric ont convenu de se tenir à l'écart du segment de la fourniture d'énergie de détail en Alberta, tant réglementée que non réglementée, pendant une période de dix ans.

En décembre 2003, l'AEUB a rendu des décisions par lesquelles elle approuvait la cession à DEML des activités de détail d'ATCO Gas et d'ATCO Electric. La Ville de Calgary a présenté une requête d'autorisation de porter en appel la décision de l'AEUB et, notamment, l'attribution du produit à ATCO Gas et ATCO Electric, requête qui sera entendue le 8 juin 2004.

QUESTIONS RÉGLEMENTAIRES

Les divisions ATCO Electric, ATCO Gas et ATCO Pipelines d'ATCO Gas and Pipelines Ltd., CU Water et les centrales électriques d'Alberta Power (2000) exercent des activités réglementées. Toutes sont des filiales en propriété exclusive de la société.

En décembre 2003, l'AEUB a rendu une décision par laquelle elle a approuvé la mise en œuvre du « modèle de facture unique » au plus tard le 1er avril 2004. Ce modèle fera en sorte que les clients qui choisissent d'acheter leur gaz naturel d'un détaillant recevront une seule facture pour l'ensemble des services de gaz naturel. Auparavant, les clients recevaient une facture du détaillant pour l'achat du produit et une autre facture d'ATCO Gas pour le service de livraison. ATCO Gas a à présent achevé la mise en œuvre de ce processus.

En avril 2003, l'AEUB a annoncé qu'elle tiendrait une audience générale sur le coût du capital, afin d'étudier la possibilité d'élaborer une méthode uniformisée pour calculer le taux de rendement des capitaux propres et établir la structure du capital de toutes les entreprises de services publics relevant de sa compétence. Les audiences ont pris fin

en janvier 2004. La décision de l'AEUB ne devrait pas être rendue avant le troisième ou le quatrième trimestre de 2004.

En mars 2004, ATCO Electric a déposé une requête portant sur le règlement de plusieurs soldes de comptes de frais reportés et la révision du tarif de distribution provisoire de 2004 en fonction de la décision de l'AEUB concernant les besoins en produits pour les années de référence 2003 et 2004. Dans sa requête, ATCO Electric a demandé la mise en œuvre à titre provisoire, soit du 1er mai au 31 décembre 2004, d'un avenant prévoyant le remboursement aux clients d'un montant net d'environ 43 M$. Le 22 avril 2004, l'AEUB a approuvé la requête en l'état. Ce remboursement n'a eu aucune incidence sur les résultats financiers. ATCO Electric présentera une requête de Phase II au deuxième trimestre de 2004 en vue d'arrêter les conditions finales du tarif de distribution provisoire.

En septembre 2003, ATCO Electric a obtenu de l'AEUB l'autorisation de construire sur 350 kilomètres, au coût de 95,0 M$, une ligne de transport d'électricité de 240 kilovolts devant relier Fort McMurray et Whitefish Lake. Cette ligne comprend trois sous-stations et l'agrandissement d'une sous-station existante, travaux qui devraient avoir été complètement achevés d'ici au 31 août 2004. Au 31 mars 2004, ATCO Electric avait réalisé environ 75 % du projet dans un temps record et dans le respect du budget, et avaient engagé à cet égard des dépenses totales de 74,4 M$.

En août 2002, ATCO Gas a présenté à l'AEUB une demande générale de hausse tarifaire pour les années de référence de 2003 et 2004. En décembre 2002, l'AEUB a autorisé les tarifs provisoires à compter du 1er janvier 2003. Dans une décision rendue le 1er octobre 2003, l'AEUB a approuvé notamment un taux de rendement du capital-actions ordinaire de 9,50 % pour 2003 et 2004 et un ratio du capital-actions ordinaire de 37 %. Certaines questions relatives aux opérations conclues avec des sociétés affiliées seront abordées dans des procédures distinctes en 2004. Conformément à la demande de l'AEUB, ATCO Gas a présenté une nouvelle demande générale de hausse tarifaire pour 2003 et 2004, qui a tenu compte des conclusions de la décision rendue. Dans le cadre d'une décision datée du 28 avril 2004, l'AEUB a fait connaître sa décision sur les besoins en produits pour les années de référence 2003 et 2004, acceptant la nouvelle demande sans changements importants.

En octobre 2001, l'AEUB a approuvé la vente par ATCO Gas de certaines propriétés situées à Calgary, désignées comme le Calgary Stores Block, pour 6,6 M$ (frais de vente non compris). L'AEUB a par la suite établi que 4,1 M$ du produit de cette vente devaient être distribués à la clientèle, et 1,8 M$ à ATCO Gas. L'autorisation d'en appeler de cette décision a été accordée le 12 juillet 2002. Le 27 janvier 2004, la Cour d'appel de l'Alberta a invalidé la décision de l'AEUB et obligé l'AEUB à attribuer 5,4 M$ du produit à ATCO Gas. Depuis, l'AEUB et la Ville de Calgary ont porté la décision de la Cour d'appel de l'Alberta devant la Cour suprême du Canada. En conséquence, ATCO Gas n'a pas encore comptabilisé l'incidence de la décision d'appel.

En mars 2004, l'AEUB a rendu une décision concernant l'exploitation d'une installation de stockage de charbon d'ATCO Gas pour l'année de stockage 2004-2005. La décision enjoignait entre autres à ATCO Gas de réserver 16,7 petajoules de capacité à l'intention des clients des services publics et permettait à ATCO Midstream de continuer d'utiliser le reste des stocks non attribués sous contrat à un tarif de 0,45 $ le gigajoule, en hausse par rapport à 0,41 $ le gigajoule. ATCO Gas a porté cette décision devant la Cour d'appel de l'Alberta.

En février 2003, ATCO Pipelines a présenté une demande générale de hausse tarifaire pour les années de référence 2003 et 2004. Dans une décision rendue le 2 décembre 2003, l'AEUB a approuvé notamment un taux de rendement du capital-actions ordinaire de 9,50 % et un ratio du capital-actions ordinaire de 43,5 % pour 2003. Le taux de rendement du capital-actions ordinaire et le ratio du capital-actions ordinaire de 2004 seront déterminés au cours de l'audience générale sur le coût du capital. Certaines questions relatives aux opérations conclues avec des sociétés affiliées seront abordées dans des procédures distinctes en 2004. Conformément à la demande de l'AEUB, ATCO Pipelines a présenté une nouvelle demande générale de hausse tarifaire pour 2003 et 2004, dans laquelle il est tenu compte des conclusions de la décision rendue. Dans sa décision du 9 mars 2004, l'AEUB a approuvé des tarifs provisoires qui seront en vigueur du 1er mars 2004 au 31 octobre 2004. Dans sa décision du 30 avril 2004, l'AEUB a fait connaître sa décision sur les besoins en produits pour les années de référence 2003 et 2004, acceptant la nouvelle demande sans changements importants.

En octobre 2003, ATCO Pipelines a présenté une demande générale de hausse tarifaire, phase II, pour 2004 visant de nouveaux tarifs. Cette demande s'inscrit dans le cadre d'un processus plus vaste par lequel l'AEUB abordera des questions relatives à la concurrence entre ATCO Pipelines et NOVA Gas Transmission Ltd. L'audience doit commencer en mai 2004.

LIQUIDITÉS ET RESSOURCES EN CAPITAL

Les flux de trésorerie liés à l'exploitation pourvoient en grande partie aux besoins de trésorerie de la société. Il est pourvu aux besoins de trésorerie supplémentaires au moyen d'emprunts bancaires et de l'émission de titres d'emprunt à long terme sans recours et d'actions privilégiées. Les emprunts sous forme d'effets de commerce et les emprunts bancaires à court terme donnent une plus grande marge de manœuvre en ce qui concerne l'étalement des échéances et les montants à payer sur les emprunts à long terme.

Les flux de trésorerie liés à l'exploitation pour le trimestre terminé le 31 mars 2004 ont diminué de 1,7 M$ pour se dégager à 161,8 M$, par suite surtout de :

- la baisse du bénéfice.

Cette baisse a été partiellement contrebalancée par :

- l'augmentation des rentrées de fonds liées aux incitatifs reportés au titre de la disponibilité d'Alberta Power (2000).

Les flux de trésorerie liés aux activités d'investissement pour le trimestre terminé le 31 mars 2004 ont diminué d'environ 2,5 M$ pour se fixer à 117,4 M$, en raison surtout :

- des variations des éléments hors caisse du fonds de roulement liées aux activités d'investissement.

Cette diminution a été partiellement compensée par :

- la hausse des dépenses en immobilisations.

Les dépenses en immobilisations du trimestre terminé le 31 mars 2004, en hausse de 37,6 M$, se sont établies à 113,7 M$, en raison surtout de :

- l'augmentation des investissements dans des projets de transport d'électricité et de distribution du gaz naturel réglementés.

Cette hausse a été partiellement annulée par :

- la baisse des investissements dans des projets de production non réglementée d'électricité.

Pendant le trimestre terminé le 31 mars 2004, la société **a émis** :

- 180,0 M$ de débentures 5,432 % échéant le 23 janvier 2019;
- 59,8 M$ d'autres titres de dette à long terme;
- 6,3 M$ de titres de dette à long terme sans recours.

Pendant le trimestre terminé le 31 mars 2004, la société **a remboursé :**

- 18,0 M$ sur ses titres de dette à long terme sans recours.

Ces variations se sont soldées par une **augmentation du montant net de la dette** de 228,1 M$.

Au 31 mars 2004, la société disposait de **marges de crédit** lui permettant de pourvoir à ses besoins de financement non sectoriels.

	Total	**Somme prélevée**	**Montant disponible**
	(en millions de dollars)		
Marges engagées à long terme	350,0	75,0	275,0
Marges engagées à court terme	624,9	53,1	571,8
Marges non engagées	178,5	11,8	166,7
Total	1 153,4	139,9	1 013,5

Le montant et l'étalement des financements futurs sont fonction du marché et des besoins précis de la société.

Les passifs d'impôts futurs à court terme et à long terme, dont le montant s'établissait à 229,1 M$ au 31 mars 2004, sont attribuables aux écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs. Ces écarts découlent principalement du fait que les produits et les charges sont comptabilisés à l'égard d'exercices différents aux fins comptables et aux fins fiscales. Les impôts futurs deviendront exigibles au moment de la résorption de ces écarts, lorsque les passifs seront réglés et les actifs, réalisés.

Le 23 janvier 2004, la société a majoré de 0,02 $ le **dividende trimestriel** sur ses actions de catégorie A et de catégorie B pour le fixer à 0,53 $ par action. La société a majoré le dividende annuel sur ses actions ordinaires chaque année depuis 1972, année de sa constitution comme société de portefeuille. Le conseil d'administration décide de la hausse des dividendes en fonction de la situation financière de la société et en tenant compte d'autres facteurs.

DONNÉES SUR LES ACTIONS EN CIRCULATION

Au 4 mai 2004, la société avait 41 204 566 actions de catégorie A et 22 209 119 actions de catégorie B en circulation.

RISQUES COMMERCIAUX

Transfert des entreprises de détail

Bien qu'ATCO Gas et ATCO Electric aient cédé à DEML certains services de détail, dont la fourniture de gaz naturel et d'électricité, ainsi que des services de facturation et d'assistance à la clientèle, ATCO Gas et ATCO Electric restent tenues par la loi de s'acquitter de ces fonctions en cas de défaillance de la part de DEML. Si DEML devait manquer à tout ou partie de ses obligations au titre des services cédés, ATCO Gas et ATCO Electric seront légalement tenues de reprendre ces services à leur charge sur une base intérimaire jusqu'à ce que DEML soit à nouveau à même de s'en acquitter. Dans certains cas prévus (notamment dans le cas où DEML manquerait à son obligation de fournir du gaz naturel ou de l'électricité et qu'ATCO Gas et/ou ATCO Electric y seraient contraintes à sa place par l'AEUB), il y aura résiliation des accords avec DEML et recouvrement des services par ATCO Gas et/ou ATCO Electric sans aucun remboursement du prix d'achat à DEML. Dans certaines circonstances, notamment si DEML se voit limitée ou interdite dans sa capacité d'exercer les services qui lui ont été cédés, ATCO Gas et ATCO Electric recouvreront ces services dans leur intégralité, et seule une part du prix d'achat sera remboursée à DEML en fonction du moment auquel se produira ce recouvrement. Le cas échéant, ATCO Gas et ATCO Electric pourraient devoir engager des coûts reliés à l'approvisionnement, au transport et à la livraison des produits, ainsi que certains coûts prévus par la réglementation.

Centrica plc, la société mère de DEML, a fourni une garantie de 300 M$ appuyée par une lettre de crédit de 235 M$ relativement aux obligations de DEML à l'endroit d'ATCO Gas, d'ATCO Electric et d'ATCO I-Tek Business Services Ltd. en ce qui concerne la relation suivie envisagée dans le cadre des contrats de ce marché. Cependant, rien ne garantit que la couverture prévue par ces accords suffira à couvrir tous les coûts qui devraient être engagés dans l'éventualité d'un recouvrement des services.

La société a fourni une garantie à l'égard des obligations de paiement et d'indemnisation d'ATCO Gas, d'ATCO Electric et d'ATCO I-Tek Business Services Ltd. dans le cadre de la relation suivie envisagée dans le cadre des contrats de ce marché.

Par suite des accords avec DEML, ATCO Gas et ATCO Electric n'ont plus rien à avoir avec la fourniture ou la vente de gaz naturel ou d'électricité aux clients, mais elles continueront de détenir des actifs et d'assurer des services de transport et de distribution à des tarifs approuvés par l'AEUB leur permettant de couvrir les coûts de prestation de ces services et d'en tirer un rendement raisonnable.

En décembre 2003, l'AEUB a rendu des décisions par lesquelles elle approuvait la cession à DEML des activités de détail d'ATCO Gas et d'ATCO Electric. La Ville de Calgary a présenté une requête d'autorisation de porter en appel la décision de l'AEUB et, notamment, l'attribution du produit à ATCO Gas et ATCO Electric, requête qui sera entendue le 8 juin 2004.

Alberta Power (2000)

Au début de 2003, à la suite d'une période de sécheresse sans précédent, le niveau d'eau du bassin de refroidissement utilisé pour la production d'électricité à la centrale Battle River est descendu à un niveau record de basses eaux et la société a invoqué un cas de force majeure relativement à la réduction de la production à court terme pendant le premier trimestre de 2003. Le niveau d'eau continue d'être sous la normale, mais il en reste suffisant pour permettre à la centrale de produire de l'électricité répondant aux exigences contractuelles d'achat d'électricité. La société prépare des arguments pour les audiences d'arbitrage qui devraient commencer le 3 mai 2004 relativement à l'allégation de force majeure.

ATCO Power

Le prix de l'électricité de l'AESO, le prix du gaz naturel et le différentiel peuvent être très volatils, comme le montre le graphique ci-dessous, qui les illustre pour les périodes de janvier 2000 à mars 2004, et de janvier 2003 à mars 2004.


Prix de l'électricité de l'AESO, prix du gaz naturel et différentiel
300 $
250 $
200 $
150 $
100 $
50 $
0 $
(50) $
Prix AESO et différentiel ($/MWh)
15,00 $
12,50 $
10,00 $
7,50 $
5,00 $
2,50 $
0,00 $
Prix du gaz naturel ($/gigajoule)
Janv-00
Mar-00
Mai-00
Juil-00
Sept-00
Nov-00
Janv-01
Mar-01
Mai-01
Juil-01
Sept-01
Nov-01
Janv-02
Mar-02
Mai-02
Juil-02
Sept-02
Nov-02
Janv-03
Mar-03
Mai-03
Juil-03
Sept-03
Nov-03
Janv-04
Mar-04
Mois
Prix de l'AESO
Différentiel
Prix du gaz naturel



Prix de l'AESO et différentiel
100 $
80 $
60 $
40 $
20 $
0 $
(20) $
Prix AESO et différentiel ($/MWh)
Premier trimestre 2003
Deuxième trimestre 2003
Troisième trimestre 2003
Quatrième trimestre 2003
Premier trimestre 2004
Prix de l'AESO
Différentiel

Les variations des prix de l'électricité de l'AESO, du gaz naturel et du différentiel peuvent avoir à l'avenir une incidence considérable sur les résultats et les flux de trésorerie de la société. La société a pour politique de suivre constamment la situation de sa capacité de production non réglementée d'électricité, laquelle ne fait pas l'objet d'engagements à long terme.

ESTIMATIONS COMPTABLES CRITIQUES

Avantages sociaux futurs

Le taux de rendement prévu à long terme de l'actif des régimes est déterminé au début de l'exercice en se fondant sur le taux de rendement des obligations à long terme au début de l'exercice majoré d'une prime liée à la gestion et d'une prime sur les capitaux propres qui reflète la composition de l'actif du régime. Le rendement réel équilibré des fonds sur une plus longue période suggère que cette prime atteint 1 % environ, lequel pourcentage, ajouté au taux de rendement des obligations à long terme de 6,25 % au début de 2004, donne un taux de rendement à long terme prévu de 7,25 % pour 2004. Cette méthode s'appuie sur les lignes directrices en actuariat relatives aux hypothèses sur le rendement à long terme de l'actif pour les régimes de retraite à prestations déterminées de la société, tenant compte du rendement des catégories d'actif, des primes de risque normal sur les capitaux propres, et de l'effet de la diversification de l'actif sur le rendement du portefeuille.

Le taux d'actualisation du passif reflète les taux d'intérêt du marché pour des obligations de sociétés de grande qualité dont les montants et les échéances correspondent aux paiements des prestations prévus. Le taux d'actualisation du passif utilisé pour déterminer les obligations au titre des prestations de retraite constituées pour le trimestre terminé le 31 mars 2004 est resté à 6,25 %, soit le même qu'à la fin de 2003.

Le taux de rendement à long terme prévu a baissé au cours des trois derniers exercices, passant de 8,1 % en 2001 à 7,25 % pour le trimestre terminé le 31 mars 2004. Cette diminution a eu pour effet de faire baisser le rendement prévu de l'actif des régimes. L'écart entre le rendement prévu et le rendement réel de l'actif des régimes donne lieu à un gain actuariel ou à une perte actuarielle sur l'actif des régimes. Le taux d'actualisation du passif a également enregistré une baisse au cours de la même période, passant de 6,9 % à la fin de 2001 à 6,25 % au 31 mars 2004. Cette variation a eu pour effet d'accroître les obligations au titre des prestations constituées, et entraîné des pertes actuarielles en 2002 et en 2003. Conformément à la convention comptable de la société consistant à amortir les gains et les pertes actuariels cumulatifs dépassant 10 % du plus élevé des obligations au titre des prestations de retraite constituées et de la valeur marchande de l'actif des régimes, la société a commencé à amortir une partie des pertes

actuarielles cumulatives en 2003, tant pour les régimes à prestations de retraite que pour les autres régimes d'avantages complémentaires de retraite, et elle a continué de l'amortir pendant le trimestre terminé le 31 mars 2004.

Les taux de croissance hypothétique du coût annuel des soins de santé utilisés pour mesurer les obligations cumulées au titre des avantages complémentaires de retraite pour le trimestre terminé le 31 mars 2004 sont les suivants : pour les frais de médicaments, 9,9 % à compter de 2004, pour diminuer progressivement sur neuf ans et atteindre 4,5 %, et, pour les autres frais médicaux et soins dentaires, 4,0 % en 2004 et par la suite. Combinés à la hausse des résultats techniques, ces changements ont eu pour effet d'accroître le coût des autres avantages complémentaires de retraite.

Les changements dans ces estimations et ces hypothèses ont une incidence réduite en raison d'une décision de l'AEUB de constater les coûts des avantages sociaux futurs lorsqu'ils sont versés et non lorsqu'ils sont cumulés. Par conséquent, une partie importante de la charge ou du produit au titre des régimes de prestations n'est pas comptabilisée par les activités réglementées, sauf dans le cas d'Alberta Power (2000).

CHANGEMENTS DE CONVENTIONS COMPTABLES

Le 1er janvier 2004, la société a adopté rétroactivement les recommandations de l'Institut Canadien des Comptables Agréés (l'« ICCA ») concernant la comptabilisation des obligations liées à la mise hors service d'immobilisations, décrite plus bas. Les états financiers de l'exercice précédent ont été retraités en vue de refléter cette nouvelle méthode.

Conformément à ces recommandations, la société doit identifier les obligations juridiques associées à l'enlèvement d'immobilisations corporelles. Dans la mesure où elle peut être quantifiée, chaque obligation est mesurée et constatée à sa juste valeur, laquelle est établie au moyen de techniques d'actualisation. La société doit constater l'obligation à titre de passif et augmenter les immobilisations du même montant. Le passif s'accroît à sa valeur future sur la durée estimative prévue jusqu'au règlement de l'obligation, la charge de désactualisation étant amortie aux résultats sur la durée de vie utile estimative. Jusqu'au 1er janvier 2004, les frais d'enlèvement et de restauration des lieux qui sont à présent comptabilisés à titre d'obligations liées à la mise hors service d'immobilisations s'accumulaient sur la durée de vie utile restante des actifs.

Comme les obligations liées à la mise hors service d'immobilisations réglementées liées au transport et à la distribution du gaz naturel et de l'électricité réglementés n'avaient pas été constatées à la date d'enlèvement final des actifs en cause, les obligations liées à la mise hors service connexes qui auraient dû être engagées n'ont pas pu être déterminées. Des obligations ont été constatées en ce qui concerne les centrales électriques réglementées d'Alberta Power (2000) ainsi que d'autres centrales électriques et centrales d'extraction et de transformation des liquides de gaz naturels.

L'adoption de ces recommandations a produit les augmentations (diminutions) suivantes :

	31 mars	
	2004	2003
	(en millions de dollars)	
État des résultats		
Frais d'enlèvement d'immobilisations et de restauration des lieux, compris dans l'exploitation et l'entretien	–	(0,1)
Amortissement	**(0,2)**	(0,5)
Charge de désactualisation, comprise dans l'amortissement	**0,5**	0,5
Impôts sur les bénéfices	**(0,1)**	–
Bénéfice attribuable aux actions de catégorie et de catégorie B	**(0,2)**	0,1

	1er janvier 2003
	(en millions de dollars)
Bilan	
Frais d'enlèvement d'immobilisations et de restauration des lieux, compris dans les immobilisations	24,2
Obligations liées à la mise hors service d'immobilisations, comprises dans les crédits reportés	30,1
Charge à payer pour les frais futurs d'enlèvement et de restauration des lieux, comprise dans les crédits reportés	(3,3)
Passifs d'impôts futurs	0,5
Bénéfice non réparti à l'ouverture de la période	(3,1)

Les variations des obligations liées à la mise hors service d'immobilisations sont les suivantes :

	31 mars	
	2004	2003
	(en millions de dollars)	
Obligations à l'ouverture de la période	**32,3**	30,1
Charge de désactualisation	**0,5**	0,5
Obligations à la clôture de la période	**32,8**	30,6

La société estime à environ 93 M$ le montant non actualisé des flux de trésorerie nécessaires au règlement des obligations liées à la mise hors service d'immobilisations qui seront engagées de 2005 à 2052. Un taux d'actualisation moyen pondéré de 5,9 % a servi au calcul de la juste valeur de ces obligations.

Le 1er janvier 2004, la société a adopté prospectivement les recommandations de l'ICCA sur la comptabilisation de la dépréciation d'actifs. Selon ces recommandations, la société doit constater dans les résultats la dépréciation d'immobilisations, d'actifs incorporels ayant une durée de vie limitée, des frais d'exploitation reportés et des charges payées d'avance à long terme lorsque la valeur comptable de l'actif excède les flux de trésorerie devant découler de son utilisation et de sa cession éventuelle. La perte de valeur est ensuite calculée comme étant l'écart entre la valeur comptable de l'actif et sa juste valeur, qui est déterminée au moyen de techniques d'actualisation. Cette modification de convention comptable n'a eu aucune incidence sur le bénéfice ni sur le résultat par action pour le trimestre terminé le 31 mars 2004.

Le 1er janvier 2004, la société a adopté rétroactivement les recommandations de l'ICCA sur la comptabilisation des rémunérations à base d'actions, lesquelles nécessitent la passation en charges des options sur actions attribuées le 1er janvier 2002 ou par la suite. La société établit la juste valeur des options à la date d'attribution à partir d'un modèle d'établissement de prix des options et constate la juste valeur sur la période d'acquisition des options attribuées à titre de charge de rémunération et de surplus d'apport. Le surplus d'apport se trouve réduit à mesure que les options sont exercées et le montant initialement constaté dans le surplus d'apport est porté au capital-actions de catégorie A et de catégorie B. Aucune charge de rémunération n'est constatée pour les options sur actions attribuées avant le 1er janvier 2002 comme l'autorisent les recommandations. Ce changement rétroactif de convention comptable n'a eu aucune incidence sur le bénéfice ni sur le résultat par action pour les trimestres terminés le 31 mars 2004 et 2003, et a entraîné la constatation d'un débit de 0,1 M$ aux bénéfices non répartis au 1er janvier 2003. Les états financiers de l'exercice précédent ont été retraités pour qu'ils reflètent la nouvelle méthode de comptabilisation des options sur actions.

Le 1er janvier 2004, la société a adopté prospectivement les recommandations de l'ICCA sur la définition des sources premières des PCGR. Même si les recommandations encouragent l'application des sources premières des PCGR à toutes les activités, elles n'obligent pas à constater et à mesurer selon ces sources premières les actifs et passifs découlant de la réglementation tarifaire. La société a choisi de conserver ses conventions comptables existantes en ce qui concerne ses activités réglementées, étant donné qu'elles sont conformes aux PCGR.

Le 4 mai 2004

FILE NO. 82-34744

CANADIAN UTILITIES LIMITED
Une société d' ATCO

ÉTATS FINANCIERS CONSOLIDÉS

TRIMESTRE TERMINÉ LE 31 MARS 2004

CANADIAN UTILITIES LIMITED
ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

(en millions de dollars canadiens, sauf les montants par action)

	Note	Trimestres terminés les 31 mars			
		2004		2003 (retraité, notes 1 et 4)	
		(non vérifiés)			
Produits		**1 185,9**	**$**	1 372,2	$
Frais et charges					
Approvisionnement en gaz naturel		**580,9**		720,3	
Achat d'électricité		**45,6**		76,4	
Exploitation et entretien		**216,4**		236,5	
Vente et administration		**41,8**		30,2	
Amortissement		**76,0**		70,8	
Intérêts		**39,0**		38,0	
Intérêt sur la dette à long terme sans recours		**11,6**		9,8	
Droits de franchise		**49,8**		46,4	
		1 061,1		1 228,4	
		124,8		143,8	
Intérêts créditeurs et autres produits		**6,1**		5,5	
Bénéfice avant impôts sur les bénéfices		**130,9**		149,3	
Impôts sur les bénéfices		**47,5**		56,7	
		83,4		92,6	
Dividendes sur les actions de participation privilégiées		**8,9**		6,7	
Bénéfice attribuable aux actions de catégorie A et de catégorie B		**74,5**		85,9	
Bénéfices non répartis au début du trimestre, après retraitement	3	**1 435,4**		1 311,7	
		1 509,9		1 397,6	
Dividendes sur les actions de catégorie Aet de catégorie B		**33,7**		32,3	
Achat d'actions de catégorie A		**–**		0,2	
Bénéfices non répartis à la fin du trimestre		**1 476,2**	**$**	1 365,1	$
Résultat par action de catégorie A et de catégorie B	5	**1,17**	**$**	1,35	$
Résultat dilué par action de catégorie A et de catégorie B	5	**1,16**	**$**	1,34	$
Dividendes versés par action de catégorie A et de catégorie B		**0,53**	**$**	0,51	$

CANADIAN UTILITIES LIMITED
BILANS CONSOLIDÉS
(en millions de dollars canadiens)

	Note	31 mars 2004	31 mars 2003 (retraité, notes 1 et 4)	31 décembre 2003 (retraité, notes 1 et 4)
		(non vérifiés)	*(non vérifiés)*	*(vérifiés)*
ACTIF				
Actif à court terme				
Encaisse et placements à court terme		**731,0 $**	426,6 $	328,1 $
Comptes débiteurs		**521,0**	640,3	540,6
Stocks		**54,9**	57,0	171,3
Impôts sur les bénéfices à recouvrer		**–**	16,2	10,2
Impôts sur les bénéfices futurs		**0,9**	–	–
Frais reportés relatifs au gaz naturel		**–**	36,1	27,2
Frais reportés relatifs à l'électricité		**–**	9,5	–
Charges payées d'avance		**24,0**	29,7	25,6
		1 331,8	1 215,4	1 103,0
Immobilisations		**4 872,2**	4 642,6	4 835,4
Dépôts de garantie à l'égard de la dette		**24,1**	24,2	23,1
Autres actifs		**137,5**	145,0	135,0
		6 365,6 $	6 027,2 $	6 096,5 $
PASSIF ET CAPITAUX PROPRES				
Passif à court terme				
Dette bancaire		**– $**	7,8 $	– $
Comptes créditeurs et charges à payer		**414,0**	456,3	478,8
Impôts sur les bénéfices à payer		**18,9**	–	–
Impôts sur les bénéfices futurs		**–**	17,2	11,5
Recouvrements des frais reportés relatifs au gaz		**10,1**	–	–
Recouvrements des frais reportés relatifs à l'électricité		**28,5**	–	1,0
Effets à payer		**–**	36,0	–
Obligation au titre des frais reportés relatifs à l'électricité		**–**	34,7	–
Partie à court terme de la dette à long terme sans recours		**44,2**	39,7	46,3
		515,7	591,7	537,6
Impôts sur les bénéfices futurs		**230,0**	229,7	227,4
Crédits reportés		**137,9**	108,5	135,1
Dette à long terme		**2 044,5**	1 920,8	1 805,3
Dette à long terme sans recours		**807,2**	814,8	806,1
Actions de participation privilégiées		**636,5**	486,5	636,5
Capitaux propres attribuables aux actions de catégorie A et de catégorie B				
Actions de catégorie A et de catégorie B	5	**511,5**	509,6	510,5
Surplus d'apport	1	**0,3**	0,1	0,3
Bénéfices non répartis		**1 476,2**	1 365,1	1 435,4
Écart de conversion		**5,8**	0,4	2,3
		1 993,8	1 875,2	1 948,5
		6 365,6 $	6 027,2 $	6 096,5 $

CANADIAN UTILITIES LIMITED
ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

(en millions de dollars canadiens)

	Trimestres terminés les 31 mars	
	2004	2003 (retraité, notes 1 et 4)
	(non vérifiés)	
Activités d'exploitation		
Bénéfice attribuable aux actions de catégorie A et de catégorie B	**74,5 $**	85,9 $
Ajustements pour tenir compte des éléments suivants		
Amortissement	**76,0**	70,8
Impôts sur les bénéfices futurs	**(0,2)**	4,6
Incitatifs reportés au titre de la disponibilité	**8,1**	4,1
Autres	**3,4**	(1.9)
Flux de trésorerie liés à l'exploitation	**161,8**	163,5
Variation des éléments hors caisse du fonds de roulement	**162,5**	(53,6)
	324,3	109,9
Activités d'investissement		
Nouvelles immobilisations	**(113,7)**	(76,1)
Produit de la cession d'autres immobilisations	**1,1**	7,2
Apports de clients des services publics, affectés à l'agrandissement des installations	**16,8**	14,1
Frais à long terme reportés relatifs à l'électricité	**(9,7)**	(14,1)
Variation des éléments hors caisse du fonds de roulement	**(8,9)**	(53,3)
Autres	**(3,0)**	2,3
	(117,4)	(119,9)
Activités de financement		
Variation des effets à payer	**–**	36,0
Obligation au titre des frais reportés relatifs à l'électricité	**–**	(16,3)
Émission de titres d'emprunt à long terme	**239,8**	5,5
Émission de titres d'emprunt à long terme sans recours	**6,3**	21,6
Remboursement de la dette à long terme	**–**	(1,8)
Remboursement de la dette à long terme sans recours	**(18,0)**	(13,6)
Émission (acquisition) d'actions de catégorie A	**1,0**	(0,3)
Dividendes versés aux porteurs d'actions de catégorie A et de catégorie B	**(33,7)**	(32,3)
Variation des éléments hors caisse du fonds de roulement	**0,7**	1,7
Autres	**(2,2)**	(1,1)
	193,9	(0,6)
Écart de conversion	**2,1**	(4,5)
Liquidités [1]		
Augmentation (diminution)	**402,9**	(15,1)
Au début du trimestre	**328,1**	433,9
À la fin du trimestre	**731,0 $**	418,8 $

1) Les liquidités comprennent l'encaisse et les placements à court terme, moins la partie à court terme de la dette bancaire, et incluent un montant de 60,6 M$ (85,4 M$ en 2003) qui ne peut être utilisé que dans les coentreprises.

CANADIAN UTILITIES LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
31 MARS 2004

(les montants dans les tableaux sont en millions de dollars canadiens)

1. Présentation des états financiers

Les états financiers consolidés ci-joints ont été dressés selon les principes comptables généralement reconnus du Canada (« PCGR ») et doivent être lus à la lumière des états financiers consolidés et des notes y afférentes qui sont contenus dans les informations financières de la Société qui se trouvent dans son rapport annuel de 2003. Ces états financiers intermédiaires ont été dressés suivant les mêmes conventions comptables que celles utilisées lors de la préparation des états financiers de l'exercice terminé le 31 décembre 2003, sauf tel qu'il est décrit plus bas.

Le 1er janvier 2004, la société a adopté rétroactivement les recommandations de l'Institut Canadien des Comptables Agréés (« ICCA ») concernant la comptabilisation des obligations liées à la mise hors service d'immobilisations, comme il est décrit à la note 4. Les états financiers de l'exercice précédent ont été retraités pour tenir compte du changement de convention comptable à l'égard des obligations liées à la mise hors service d'immobilisations.

Le 1er janvier 2004, la société a adopté prospectivement les recommandations de l'ICCA sur la comptabilisation de la dépréciation d'actifs. Selon ces recommandations, la société doit constater dans les résultats la dépréciation d'immobilisations, d'actifs incorporels ayant une durée de vie limitée, des frais d'exploitation reportés et des charges payées d'avance à long terme lorsque la valeur comptable de l'actif excède les flux de trésorerie devant découler de son utilisation et de sa cession éventuelle. La perte de valeur est ensuite calculée comme étant l'écart entre la valeur comptable de l'actif et sa juste valeur, qui est déterminée au moyen de techniques d'actualisation. Cette modification de convention comptable n'a eu aucune incidence sur le bénéfice ni sur le résultat par action pour le trimestre terminé le 31 mars 2004.

Le 1er janvier 2004, la société a adopté rétroactivement les recommandations de l'ICCA sur la comptabilisation des rémunérations à base d'actions, lesquelles nécessitent la passation en charges des options sur actions attribuées le 1er janvier 2002 ou par la suite. La société établit la juste valeur des options à la date d'attribution à partir d'un modèle d'établissement de prix des options et constate la juste valeur sur la période d'acquisition des options attribuées à titre de charge de rémunération et de surplus d'apport. Le surplus d'apport se trouve réduit à mesure que les options sont exercées et le montant initialement constaté dans le surplus d'apport est porté au capital-actions de catégorie A et de catégorie B. Aucune charge de rémunération n'est constatée pour les options sur actions attribuées avant le 1er janvier 2002 comme l'autorisent les recommandations. Ce changement rétroactif de convention comptable n'a eu aucune incidence sur le bénéfice ni sur le résultat par action pour les trimestres terminés le 31 mars 2004 et 2003, et a entraîné la constatation d'un débit de 0,1 M$ aux bénéfices non répartis au 1er janvier 2003. Les états financiers de l'exercice précédent ont été retraités pour qu'ils reflètent la nouvelle méthode de comptabilisation des options sur actions.

Le 1er janvier 2004, la société a adopté prospectivement les recommandations de l'ICCA sur la définition des sources premières des PCGR. Même si les recommandations encouragent l'application des sources premières des PCGR à toutes les activités, elles n'obligent pas à constater et à mesurer selon ces sources premières les actifs et passifs découlant de la réglementation tarifaire. La société a choisi de conserver ses conventions comptables existantes en ce qui concerne ses activités réglementées, étant donné qu'elles sont conformes aux PCGR, comme il est mentionné à la note 2.

Compte tenu du caractère saisonnier des activités de la société, des changements apportés au prix de l'électricité en Alberta et des dates auxquelles sont prises les décisions en matière de tarification, les états consolidés des résultats et des bénéfices non répartis des trimestres terminés les 31 mars 2004 et 2003 ne sont pas forcément représentatifs des résultats de l'ensemble de l'exercice.

Certains chiffres correspondants de 2003 ont été reclassés selon la présentation adoptée pour le trimestre.

2. Réglementation

Dans ces états financiers consolidés, ATCO Electric, les divisions ATCO Gas et ATCO Pipelines d'ATCO Gas and Pipelines Ltd., et les centrales électriques d'Alberta Power (2000), qui sont des filiales en propriété exclusive de CU Inc., elle-même filiale en propriété exclusive de Canadian Utilities Limited, sont appelées collectivement les « activités réglementées ».

ATCO Electric, ATCO Gas et ATCO Pipelines sont réglementées principalement par l'Alberta Energy and Utilities Board (l'« AEUB »), qui administre des lois et règlements touchant notamment la tarification, le financement, les méthodes comptables, la construction, l'exploitation et la zone de service. L'AEUB peut approuver des tarifs provisoires, sous réserve d'une décision finale.

Les centrales électriques d'Alberta Power (2000) étaient réglementées par l'AEUB jusqu'au 31 décembre 2000, mais sont désormais régies par des ententes d'achat d'électricité (« EAE ») prescrites par la loi et approuvées par l'AEUB. Ces centrales sont prises en compte dans les activités réglementées essentiellement parce que les EAE visent à permettre aux propriétaires de centrales électriques construites avant le 1er janvier 1996 de recouvrer leurs coûts fixes et variables prévus et de réaliser un rendement au taux précisé dans les EAE. Les centrales ne seront plus réglementées lorsque les EAE expireront. Chaque EAE doit demeurer en vigueur jusqu'au dernier jour de la vie de la centrale électrique visée ou jusqu'au 31 décembre 2020, selon la première des deux dates.

Les écarts entre les conventions comptables de la société à l'égard de ses activités réglementées et les sources premières des PCGR se produisent lorsque l'AEUB rend ses décisions relativement aux demandes de hausses tarifaires de la société, lesquelles décident généralement de la date de constatation des produits et des charges pour assurer que la société réalise un rapprochement approprié des produits et des charges. Lorsque l'exige la méthode de réglementation, la société reporte certaines charges ou certains produits à titre d'actif ou de passif au bilan et les inscrits en tant que charges ou produits dans l'état des résultats lorsqu'elle recouvre ou rembourse ces montants par l'entremise des tarifs futurs qu'elle imputera à ses clients. Tout écart entre les montants reportés et les montants approuvés par l'AEUB pour le recouvrement ou le remboursement intégré aux tarifs imputés aux clients est constaté dans les résultats au cours de la période durant laquelle l'AEUB rend une décision. La société prévoit qu'il n'y aura aucun écart important entre les montants approuvés par l'AEUB pour le recouvrement ou le remboursement et les montants inclus dans les actifs ou les passifs figurant au bilan.

Les principales conventions comptables qui diffèrent de celles exigées par les sources premières des PCGR sont les suivantes :

a) *Amortissement* – Les taux d'amortissement des actifs réglementés sont approuvés par l'AEUB ou, dans le cas des centrales électriques d'Alberta Power (2000), par les EAE.

b) *Frais futurs d'enlèvement des immobilisations et de restauration des lieux* – Les taux d'amortissement des actifs réglementés, excluant les centrales électriques d'Alberta Power (2000), comprennent une provision au titre des frais futurs d'enlèvement des immobilisations et de restauration des lieux. À la mise hors service d'actifs réglementés amortissables, l'amortissement cumulé est augmenté des coûts de l'unité mise hors service, des frais nets d'enlèvement et des frais de restauration des lieux.

c) *Provision pour les fonds utilisés pendant la construction* – Certaines activités réglementées incluent dans leurs immobilisations une provision pour les fonds utilisés pendant la construction, provision établie selon les taux approuvés par l'AEUB relativement aux capitaux empruntés et aux capitaux propres.

d) *Avantages sociaux futurs* – Les coûts des avantages sociaux futurs dans les activités réglementées, excluant Alberta Power (2000), sont constatés dans les résultats lorsque les avantages versés et non lorsqu'ils sont gagnés. Les écarts entre les montants constatés et les montants versés sont reportés.

Les principales conventions comptables qui respectent celles exigées par les sources premières des PCGR pour les éléments qui sont assujettis aux approbations réglementaires comprennent :

a) *Frais d'approvisionnement en gaz naturel* – Les frais d'approvisionnement en gaz naturel sont calculés en fonction du coût prévu du gaz qui est intégré aux tarifs imputés aux clients. Tout écart par rapport au coût prévu est reporté jusqu'au moment où l'AEUB en approuve le remboursement aux clients ou le recouvrement auprès d'eux. Les produits et le montant des frais d'approvisionnement en gaz naturel sont alors ajustés en conséquence.

b) *Achat d'électricité* – Les frais d'achat d'électricité sont fonction du coût réel de l'électricité achetée, alors que le montant pris en compte dans les tarifs imputés aux clients est fondé sur le coût prévu. Les produits sont ajustés en fonction des écarts par rapport au coût prévu, et ces écarts sont reportés jusqu'à ce l'AEUB en autorise le remboursement aux clients ou le recouvrement auprès d'eux.

c) *Impôts sur les bénéfices* – Les activités réglementées comptabilisent leurs impôts sur les bénéfices selon une méthode compatible avec celle servant au calcul de la fraction des tarifs attribuable aux impôts sur les bénéfices. Lorsque des impôts futurs ne sont pas pris en compte dans la fraction des tarifs en vigueur attribuable aux impôts sur les bénéfices, ces impôts futurs ne sont pas constatés s'il est prévu qu'ils seront recouvrés auprès des clients par inclusion dans les tarifs futurs.

d) Certains coûts requis ou autorisés par l'AEUB sont reportés jusqu'à ce qu'ils soient recouvrés auprès des clients par inclusion dans les tarifs futurs.

3. Bénéfices non répartis au début du trimestre, après retraitement

	31 mars			
	2004		2003	
Bénéfices non répartis au début du trimestre, montant déjà établi	**1 438,8**	$	1 314,9	$
Ajustement des bénéfices non répartis pour tenir compte de l'incidence sur l'exercice précédent du changement de convention comptable à l'égard des obligations liées à la mise hors service d'immobilisations (après impôts sur les bénéfices)	**(3,1)**		(3,1)	
Ajustement des bénéfices non répartis pour tenir compte de l'incidence sur l'exercice précédent du changement de convention comptable à l'égard de la comptabilisation des options sur actions	**(0,3)**		(0,1)	
Bénéfices non répartis au début du trimestre, après retraitement	**1 435,4**	$	1 311,7	$

4. Obligations liées à la mise hors service d'immobilisations

Conformément aux recommandations de l'ICCA, la société doit identifier les obligations juridiques associées à la mise hors service d'immobilisations corporelles. Dans la mesure où elle peut être quantifiée, chaque obligation est mesurée et constatée à sa juste valeur, laquelle est établie au moyen de techniques d'actualisation. La société doit constater l'obligation liée à la mise hors service d'immobilisations à titre de passif et accroître les immobilisations du même montant. Le passif est désactualisé sur la durée estimative prévue jusqu'au règlement de l'obligation, la charge de désactualisation étant incluse dans l'amortissement. Les immobilisations sont amorties sur leur durée de vie estimative. Jusqu'au 1er janvier 2004, les frais d'enlèvement et de restauration des lieux qui sont à présent comptabilisés à titre d'obligations liées à la mise hors service d'immobilisations s'accumulaient sur la durée de vie utile restante des actifs.

Comme les obligations liées à la mise hors service d'immobilisations réglementées liées au transport et à la distribution du gaz naturel et de l'électricité n'avaient pas été constatées à la date d'enlèvement final des actifs en cause, les obligations liées à la mise hors service connexes qui auraient dû être engagées n'ont pas pu être déterminées. Des obligations liées à la mise hors service ont été constatées en ce qui concerne les centrales électriques réglementées d'Alberta Power (2000) ainsi que d'autres centrales électriques et centrales d'extraction et de transformation des liquides de gaz naturel.

L'adoption de ces recommandations a produit les augmentations (diminutions) suivantes :

	31 mars			
	2004		2003	
États des résultats				
Frais d'enlèvement d'immobilisations et de restauration des lieux, compris dans l'exploitation et l'entretien	**–**	**$**	(0,1)	$
Amortissement	**(0,2)**		(0,5)	
Charge de désactualisation, comprise dans l'amortissement	**0,5**		0,5	
Impôts sur les bénéfices	**(0,1)**		–	
Bénéfice attribuable aux actions de catégorie A et de catégorie B	**(0,2)**	**$**	0,1	$

	1er janvier	
	2003	
Bilan		
Frais d'enlèvement d'immobilisations et de restauration des lieux, compris dans les immobilisations	24,2	$
Obligations liées à la mise hors service d'immobilisations, comprises dans les crédits reportés	30,1	
Charge à payer pour les frais futurs d'enlèvement et de restauration des lieux, comprise dans les crédits reportés	(3,3)	
Passifs d'impôts futurs	0,5	
Bénéfices non répartis au début du trimestre	(3,1)	

Les variations des obligations liées à la mise hors service d'immobilisations s'établissent comme suit :

	31 mars			
	2004		2003	
Obligations au début du trimestre	**32,3**	**$**	30,1	$
Charge de désactualisation	**0,5**		0,5	
Obligations à la fin du trimestre	**32,8**	**$**	30,6	$

La société estime à environ 93 M$ le montant non actualisé des flux de trésorerie nécessaires pour régler les obligations liées à la mise hors service d'immobilisations qui seront engagées entre 2005 et 2052. Un taux d'actualisation moyen pondéré de 5,9 % a servi au calcul de la juste valeur de ces obligations.

5. Actions de catégorie A et de catégorie B

Au 31 mars 2004, il y avait 41 177 191 (40 137 994 en 2003) actions de catégorie A sans droit de vote et 22 236 494 (23 269 191 en 2003) actions ordinaires de catégorie B en circulation. De plus, à la même date, 914 400 options sur actions de catégorie A sans droit de vote étaient en cours en vertu du régime d'options sur actions de la société. Entre le 1er avril 2004 et le 23 avril 2004, aucune action de catégorie A sans droit de vote n'a été acheté en vertu de l'offre publique de rachat de la société dans le cours normal de ses activités. Au cours de cette période, la société n'a pas émis d'options sur actions ni n'a-t-elle conclu d'opérations portant sur les actions visées par des options.

Le nombre moyen d'actions ayant servi au calcul du résultat par action s'établit comme suit :

	Trimestres terminés les 31 mars			
	2004		2003	
Nombre moyen pondéré d'actions en circulation	**63 410 325**	**$**	63 411 580	$
Effet de dilution des options sur actions	**333 358**		247 705	
Nombre moyen pondéré d'actions en circulation, après dilution	**63 743 683**	**$**	63 659 285	$

6. Avantages sociaux futurs

Au cours du trimestre terminé le 31 mars 2004, des charges nettes de 0,2 M$ (des produits de 0,7 M$ en 2003) ont été constatées au titre des régimes de retraite et des charges nettes de 0,8 M$ (0,7 M$ en 2003) ont été constatées au titre des autres régimes d'avantages complémentaires de retraite.

7. Informations sectorielles

Trimestres terminés les 31 mars

2004 2003	Services publics	Production d'électricité	Services logistiques et énergétiques	Technologies et autres activités	Activités non sectorielles	Éliminations intersectorielles	Chiffres consolidés
Produits externes	**847,6 $** 982,8 $	**164,7 $** 180,3 $	**168,4 $** 206,2 $	**5,1 $** 2,9 $	**0,1 $** – $	**– $** – $	**1 185,9 $** 1 372,2 $
Produits intersectoriels	**15,2** 23,8	**–** –	**137,1** 161,4	**25,6** 23,4	**2,7** 2,8	**(180,6)** (211,4)	**–** –
Produits	**862,8 $** 1 006,6 $	**164,7 $** 180,3 $	**305,5 $** 367,6 $	**30,7 $** 26,3 $	**2,8 $** 2,8 $	**(180,6) $** (211,4) $	**1 185,9 $** 1 372,2 $
Bénéfice attribuable aux actions de catégorie A et de catégorie B	**43,8 $** 43,8 $	**18,6 $** 24,2 $	**13,0 $** 14,3 $	**3,7 $** 2,7 $	**(5,6) $** (0,5) $	**1,0 $** 1,4 $	**74,5 $** 85,9 $
Total de l'actif	**2 757,5 $** 2 712,7 $	**2 244,7 $** 2 200,1 $	**814,2 $** 880,1 $	**49,5 $** 46,1 $	**514,2 $** 267,7 $	**(14,5) $** (79,5) $	**6 365,6 $** 6 027,2 $

8. Événements postérieurs

Transfert des entreprises de détail

Le 4 mai 2004, ATCO Gas, ATCO Electric et Direct Energy Marketing Limited, filiale de Centrica plc, ont conclu un marché de transfert des entreprises de détail d'ATCO Gas et d'ATCO Electric à Direct Energy Marketing Limited et l'une de ses sociétés affiliées (collectivement « DEML »). Le marché avait déjà été annoncé en décembre 2002. Les modifications apportées à l'opération envisagée au départ, qui découlent principalement de modifications apportées à des lois en vigueur ainsi qu'à leur règlement d'application en 2003, prévoient entre autres un produit de 90 M$ (revu à la baisse par rapport aux 128 M$ prévus initialement), dont 45 M$ ont été versés au moment de la conclusion du marché et le reste devra être acquitté dans les 12 mois subséquents.

Au titre des divers accords passés dans le cadre du marché, ATCO Gas et ATCO Electric ont cédé à DEML certains services de détail, dont la fourniture de gaz naturel et d'électricité aux clients, ainsi que des services de facturation et d'assistance à la clientèle.

Si DEML devait manquer à tout ou partie de ses obligations au titre des services cédés, ATCO Gas et ATCO Electric seront tenues, en vertu des lois en vigueur, de reprendre ces services à leur charge sur une base intérimaire jusqu'à ce que DEML soit à nouveau à même de s'en acquitter. Dans certains cas prévus (notamment dans celui où DEML manquerait à son obligation de fournir du gaz naturel ou de l'électricité et qu'ATCO Gas et/ou

ATCO Electric y seraient contraintes à sa place par l'AEUB), il y aura résiliation des accords avec DEML et recouvrement des services par ATCO Gas et/ou ATCO Electric sans aucun remboursement du prix d'achat à DEML. Dans certaines circonstances, notamment si DEML se voit limitée ou interdite dans sa capacité d'exercer les services qui lui ont été cédés, ATCO Gas et ATCO Electric recouvreront ces services dans leur intégralité, et seule une part du prix d'achat sera remboursée à DEML en fonction du moment auquel se produira ce recouvrement.

Centrica plc, la société mère de DEML, a fourni une garantie de 300 M$ appuyée par une lettre de crédit de 235 M$ relativement aux obligations de DEML à l'égard d'ATCO Gas, d'ATCO Electric et d'ATCO I-Tek Business Services Ltd. en ce qui concerne la relation suivie envisagée dans le cadre des contrats de ce marché. La garantie et la lettre de crédit de Centrica prévoient des plafonds applicables à certaines catégories de réclamations, plafonds qui cessent de s'appliquer en cas de résiliation des accords. Si le montant pouvant être tiré au titre de la lettre de crédit devait à quelque moment que ce soit tomber en deçà de 200 M$, il y aura résiliation des accords avec DEML et recouvrement des services par ATCO Gas et ATCO Electric sans aucun remboursement du prix d'achat à DEML.

La société a fourni une garantie à l'égard des obligations de paiement et d'indemnisation d'ATCO Gas, d'ATCO Electric et d'ATCO I-Tek Business Services Ltd. dans le cadre de la relation suivie envisagé dans le cadre des contrats de ce marché.

Le 4 mai 2004, DEML a commencé la fourniture de gaz naturel et d'électricité aux tarifs réglementés à des particuliers, des exploitations agricoles et des PME dans les zones desservies jusque-là par ATCO Gas et ATCO Electric, et à facturer directement à ces clients l'approvisionnement en gaz et en électricité. Les produits d'exploitation qu'en tire la société ainsi que les frais qu'elle devra engager dans la fourniture de gaz naturel et dans l'achat d'électricité seront donc réduits en conséquence dans les périodes ultérieures. L'abandon de ces services n'aura aucune incidence sur les résultats financiers, étant donné que le gaz naturel et l'électricité ont toujours été vendus aux clients « sans marge ». Les effectifs actuels d'ATCO Gas et d'ATCO Electric ne devraient pas non plus varier de beaucoup dans la foulée de ce transfert. ATCO Gas et ATCO Electric continuent de détenir et d'exploiter les réseaux de distribution de gaz et d'électricité par lesquels cette énergie est amenée chez les consommateurs.

DEML a passé avec ATCO I-Tek Business Services Ltd. un marché de dix ans, entrant en vigueur le 4 mai 2004, relativement à la facturation et à la prestation continue de bons services d'assistance téléphonique à la clientèle. DEML peut, à son gré, résilier ce marché à son cinquième anniversaire moyennant paiement immédiat de frais de désistement, lesquels vont régressant jusqu'à l'échéance du contrat. Compte tenu de la clientèle et des niveaux de service actuels et des dix années de durée du contrat, on estime que le marché devrait avoir rapporté à terme des produits de l'ordre de 400 M$ à 500 M$.

ATCO Gas et ATCO Electric ont convenu de se tenir à l'écart du segment de la fourniture d'énergie de détail en Alberta, tant réglementée que non réglementée, pendant une période de dix ans.

En décembre 2003, l'AEUB a rendu des décisions par lesquelles elle approuvait la cession à DEML des activités de détail d'ATCO Gas et d'ATCO Electric. La Ville de Calgary a présenté une requête d'autorisation de porter en appel la décision de l'AEUB et, notamment, l'attribution du produit à ATCO Gas et ATCO Electric, requête qui sera entendue le 8 juin 2004.

Questions réglementaires

En août 2002, ATCO Gas a présenté à l'AEUB une demande générale de hausse tarifaire pour les années de référence de 2003 et 2004. En décembre 2002, l'AEUB a autorisé les tarifs provisoires à compter du 1er janvier 2003. Dans une décision rendue le 1er octobre 2003, l'AEUB a approuvé notamment un taux de rendement du capital-actions ordinaire de 9,50 % pour 2003 et 2004 et un ratio du capital-actions ordinaire de 37 %. Certaines questions relatives aux opérations conclues avec des sociétés affiliées seront abordées dans des procédures distinctes en 2004. Conformément à la demande de l'AEUB, ATCO Gas a présenté une nouvelle demande générale de hausse tarifaire pour 2003 et 2004, qui a tenu compte des conclusions de la décision rendue. Dans le cadre d'une décision datée du 28 avril 2004, l'AEUB a fait connaître sa décision sur les besoins en produits pour les années de référence 2003 et 2004, acceptant la nouvelle demande sans changements importants.

En février 2003, ATCO Pipelines a présenté une demande générale de hausse tarifaire pour les années de référence 2003 et 2004. Dans une décision rendue le 2 décembre 2003, l'AEUB a approuvé notamment un taux de rendement du capital-actions ordinaire de 9,50 % et un ratio du capital-actions ordinaire de 43,5 % pour 2003. Le taux de rendement du capital-actions ordinaire et le ratio du capital-actions ordinaire de 2004 seront déterminés au cours de l'audience générale sur le coût du capital. Certaines questions relatives aux opérations conclues avec des sociétés affiliées seront abordées dans des procédures distinctes en 2004. Conformément à la demande de l'AEUB, ATCO Pipelines a présenté une nouvelle demande générale de hausse tarifaire pour 2003 et 2004, dans laquelle il est tenu compte des conclusions de la décision rendue. Dans sa décision du 9 mars 2004, l'AEUB a approuvé des tarifs provisoires qui seront en vigueur du 1er mars 2004 au 31 octobre 2004. Dans sa décision du 30 avril 2004, l'AEUB a fait connaître sa décision sur les besoins en produits pour les années de référence 2003 et 2004, acceptant la nouvelle demande sans changements importants.